Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 27, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Morria Biopharmaceuticals PLC Registration Statement on Form F-1 Filed December 3, 2012 File No. 333-185247

Ladies and Gentleman:

On behalf of Morria Biopharmaceuticals PLC (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amendment”), as originally filed with the Commission on December 3, 2012. We are also delivering three complete courtesy copies of the Amendment to the attention of Rose Zukin, Esq. of the Commission.

Set forth below are the Company’s responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated December 18, 2012, from the staff at the Commission (the “Staff”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Registration Statement on Form F-1

Exhibit 5.1

1.	In Section 1 of the legal opinion filed as Exhibit 5.1, you list the documents examined by counsel (the “Documents”). You state on page 2 of the legal opinion that you have relied upon the Documents listed without independent investigation of the matters provided for in such Documents for the purpose of providing the opinions expressed in Exhibit 5.1. In addition, you have reviewed the drafts of Documents 1.3 to 1.5 (the “Transaction Documents”) and not the final executed versions of the Transaction Documents. Further, in Documents 1.6 and 1.7, you refer to specific minutes and resolutions that counsel has reviewed.

The language of the legal opinion implies that counsel reviewed only the documents listed in Section 1. Please remove language in the opinions implying that counsel’s review was limited to only a specific set of documents. We will not object to counsel including a list of documents it reviewed provided that the language does not state or imply that these were the only documents reviewed by counsel. Counsel must review all documents necessary in order to render its opinion regarding the legality of the shares.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

December 27, 2012

Response: We note the Staff’s comment and legal counsel has revised the opinion to remove language that implies that it reviewed only certain documents. Please see the revised opinion, filed as Exhibit 5.1 to the Amendment, and the blackline showing changes made in response to the Staff’s comments, being provided herewith supplementally.

2.	We note that the opinion contains a lengthy list of assumptions or qualifications that appear to be neither necessary nor appropriate. While certain assumptions are appropriate, such as that the documents reviewed or relied upon in giving the opinion are authentic and complete, or that the signatures on documents are genuine, other assumptions cover matters that appear to be essential to rendering the opinion given. Others are either overly broad, concern facts that are readily ascertainable or gratuitous insofar as the purpose of the provision is difficult to ascertain. For example, refer to certain assumptions relating to whether the final form Transaction Documents are in the same form as those circulated to counsel in draft form; that the resolutions of the board of directors were duly passed at properly convened meetings of duly appointed directors of the Company at which a quorum was present throughout, have not been amended or rescinded; that as of the date of the opinion, the Company has not passed a voluntary winding up resolution, etc. We also note that there are assumptions, the purpose of which is unclear, such as the assumption that none of the parties who are party to the Transaction Documents, or who have received any prospectuses in relation to the Company, or any documents related to any matters relating to the Transaction Documents are resident in or were in the United Kingdom at the time they entered into or received any such documents.

Please have counsel revise its opinion to remove all assumptions or qualifications that are inconsistent with the staff’s views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011) or unnecessary to the substance of the opinion rendered. To the extent counsel wishes to retain the assumptions contained in the opinion, please provide us with supplemental support justifying their inclusion. Please also provide us with a blackline version showing the revisions made to the opinion.

Response: We note the Staff’s comment and legal counsel has revised the opinion to remove all assumptions or qualifications that it believes are inconsistent with the Staff’s views or unnecessary to the substance of the opinions rendered. Please see the revised opinion, filed as Exhibit 5.1 to the Amendment, and the blackline showing changes made in response to the Staff’s comments, being provided herewith supplementally.

3.	Please note that Commission rules require an opinion of counsel with respect to whether the securities being registered will be, when sold, non-assessable. Please revise the legal opinion to opine as to whether the ordinary shares that are the subject of the registration statement will be non-assessable when sold. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19 for guidance.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

December 27, 2012

Response: We note the Staff’s comment and legal counsel has revised the opinion to provide that the ordinary shares that are subject of the registration statement will be non-assessable when sold. Please see the revised opinion, filed as Exhibit 5.1 to the Amendment, and the blackline showing changes made in response to the Staff’s comments, being provided herewith supplementally.

4.	The legal opinion includes the sentence, “This opinion is given to the addresses for the sole benefit of the addresses and for the purpose of the Transaction Documents. . . . This opinion may not be delivered to nor relied upon by any other person or for any other purpose and is not to be quoted or referred to in any document or filed with any person, except in any case with our prior written consent.” Please note that these sentences are impermissible limitations on reliance, since all purchasers in the offering are entitled to rely on the opinion of counsel. Please remove these statements from the legal opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response: We note the Staff’s comment and legal counsel has revised the opinion to remove the impermissible limitations on reliance. Please see the revised opinion, filed as Exhibit 5.1 to the Amendment, and the blackline showing changes made in response to the Staff’s comments, being provided herewith supplementally.

*   *   *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6732 with any comments or questions and please send a copy of any written comments to this response to:

Jeffrey P. Schultz, Esq.

Mintz, Levin, Cohn, Ferris,

Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

Phone: (212) 935-3000

Fax: (212) 983-3115

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

December 27, 2012

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Jeffrey Riedler, Esq. Assistant Director (Securities and Exchange Commission)

Mark S. Cohen, Esq., Executive Chairman (Morria Biopharmaceuticals PLC)

Dr. Yuval Cohen, President (Morria Biopharmaceuticals PLC)

Dov Elefant, CFO (Morria Biopharmaceuticals PLC)